April 19, 2012

John Hartz

Senior Assistant

Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Fuwei Films (Holdings) Co., Ltd.
Form 20-F for the Year Ended December 31, 2010
Filed March 25, 2011
Form 20-F/A for the Year Ended December 31, 2010
Filed December 2, 2011
Form 20-F/A for the Year Ended December 31, 2010
Filed March 21, 2012
Response dated March 21, 2012
File No. 1-33176

Dear Mr. Hartz:

Fuwei Films (Holdings) Co., Ltd. (the “Company”) hereby provides responses to comments issued in a letter dated April 11, 2012 (the “Staff Letter”) regarding the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 filed on March 25, 2011, Form 20-F/A for the Year Ended December 31, 2010 filed on December 2, 2011, as amended on March 21, 2012. The discussion below reflects our responses to the Staff Letter and is presented in the order of the numbered comments in the Staff Letter.

Form 20-F for the Year Ended December 31, 2010

Item 15. Controls and Procedures, page 77

1.	We note your response to comment one from our letter dated March 9, 2012. In light of the fact that a material weakness existed with respect to your lack of knowledge and experience with U.S. GAAP, your certifying officers’ conclusion that your disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report, does not appear reasonable. However, we note that you will be filing your 2011 Form 20-F relatively soon. If you confirm to us that you will conclude that both internal control over financial reporting and disclosure controls and procedures were ineffective in that report we will have no further comment regarding this issue at this time.

COMPANY RESPONSE:

1.	We note the Staff’s comment. In our Annual Report on Form 20-F filed on April 12, 2012 (“Form 20-F”) with the Securities and Exchange Commission (the “SEC”), our principal executive officer and principal financial officer concluded that our internal controls over financial reporting were ineffective as of December 31, 2011 due to the material weaknesses described in our Form 20-F. However, our principal executive officer and principal accounting officer concluded that our disclosure controls and procedures were effective such that the material information required to be included in our SEC reports is accumulated and communicated to management (including such officers) as appropriate to allow timely decisions regarding required disclosure and recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to us, including our consolidated subsidiaries. In reaching this conclusion, the certifying officers were mindful of the views of the Staff expressed in Section II.D. of Release No. 34-47986 regarding the “substantial overlap between a company’s disclosure controls and procedures and its internal control over financial reporting,” they were also aware of the element of the Company’s disclosure controls and procedures that requires the review and discussion of matters pertaining to the application of US Generally Accepted Accounting Principles with its independent registered public accounting firm. Although this review process would not alleviate concern over the internal control over financial reporting, it does address issues regarding whether material information required to be included in our SEC reports is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Sincerely,

/s/ Xiuyong Zhang
Xiuyong Zhang Chief Financial Officer

CC: Mitchell S. Nussbaum, Esq.

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